EXHIBIT 99.1

MTS Announces Filing of 2018 Annual Report

Ra’anana, Israel / Powder Springs, Georgia, USA - April 8, 2019 – Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (“TEM”) and call accounting software and services, announced today that it has filed its annual report containing audited consolidated financial statements for the year ended December 31, 2018 with the U.S. Securities and Exchange Commission. The annual report is available on the Company’s website (www.mtsint.com).  Shareholders may receive a hard copy of the annual report free of charge upon request.

About MTS

Mer Telemanagement Solutions Ltd. (“MTS”) is focused on innovative products and services for enterprises in the area of telecom expense management (“TEM”) and Call Accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

MTS Contact:

Ofira Bar

CFO

Tel: +972-9-7777-540